SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 6 November 2013

Commission file number 001-15246

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150; 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-189150):

Exhibit	Document
1	Capitalisation table as at 30 September 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

6 November 2013

By:	/s/ G Culmer
	Name:	George Culmer
	Title:	Group Finance Director Lloyds Banking Group plc

Exhibit 1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2013.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 September 2013
(£m)
Capitalisation
Equity
Shareholders’ equity	40,893
Non-controlling interests	332
Total equity	41,225

Indebtedness

Subordinated liabilities	33,210

Debt securities
Debt securities in issue	101,261
Liabilities held at fair value through profit or loss (debt securities)	5,216
Total debt securities	106,477

Total indebtedness	139,687

Total capitalisation and indebtedness	180,912

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 September 2013, all indebtedness was unsecured except for £56.1 billion of securitisation notes and covered bonds and £4.0 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption, at call date, of US$14 million of undated subordinated debt on 1 November 2013 and £22 million of undated subordinated debt on 4 November 2013, there have been no issuances or redemptions of subordinated liabilities since 30 September 2013.

There has been no material change in the information set forth in the table above since 30 September 2013.